SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2012

Commission File Number	000-29898

Research In Motion Limited
(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release, dated February 27, 2012

DOCUMENT 1

08.00 CET, February 27, 2012

INTEGRATED CARRIER BILLING GAINS MOMENTUM ON BLACKBERRY APP WORLD

Carriers Experience 120% increase in BlackBerry app downloads

Mobile World Congress, Barcelona, Spain – 27th February 2012 – Research In Motion (NASDAQ: RIMM; TSX: RIM) today announced that more than 40 carriers around the world have now deployed integrated carrier billing for their customers on BlackBerry App World™.

Carriers offering integrated billing on BlackBerry App World include:

•	A1 Telekom (Austria)
•	AT&T (United States)
•	Bell (Canada)
•	Digicel (25 markets in the Caribbean and Latin America)
•	Indosat (Indonesia)
•	Rogers Wireless (Canada)
•	SFR (France)
•	Telefonica (UK)
•	T-Mobile (United States)
•	Telus (Canada)
•	Telstra (Australia)
•	Vodafone (Spain, Greece, Italy, Ireland, Portugal, United Kingdom & Netherlands)

BlackBerry App World is now available in 164 markets and territories worldwide. More than 60,000 apps are currently available on RIM’s app store and over 174 million apps are downloaded each month. Over two billion apps have been downloaded to date.

The deployment of integrated carrier billing is an example of RIM’s ongoing commitment to work together strategically with its carrier partners and it has proven to drive significant value for the whole mobile ecosystem, including carriers, developers, content providers and customers.  Integrated carrier billing enables a user to purchase apps or digital goods (such as the additional chapters of an e-book or additional levels of a computer game) without interrupting the user’s app experience.  They can simply charge the purchase to their regular monthly bill, and both one-off and recurring (subscription-based) purchases are supported.

Data suggests that customers’ propensity to purchase apps on BlackBerry App World increases when carrier billing is offered. After implementing carrier billing on BlackBerry App World, carriers on average experienced a 120% increase in BlackBerry app purchases by their customers, with 65-70% of their customers’ purchases being transacted through the carrier.

Dario Talmesio, Principal Analyst, Informa Telecoms & Media, said: “There are clear business benefits for mobile operators when implementing carrier billing, since it enables them to build upon existing billing relationships with customers. RIM has always adopted a strategy of working constructively with operators. It follows therefore that implementing carrier billing through BlackBerry App World represents a rich opportunity for carriers.”

Ronjon Nag, Vice President, App World & Intelligent Systems at RIM, said, “We’re delighted that many of our carrier partners around the world have recognised the value that integrated billing provides, by making it easy and convenient for customers to purchase BlackBerry apps. RIM remains committed to continued innovation in the way we align with our partners in order to best serve customers while providing a profitable platform for the whole mobile ecosystem.”

About Research In Motion - Research In Motion (RIM), a global leader in wireless innovation, revolutionised the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited.  RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Media Contact:

Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:

RIM Investor Relations
investor_relations@rim.com
519-888-7465

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	February 29, 2012	By:	/s/ Edel Ebbs
			Name:	Edel Ebbs
			Title:	Senior Vice President, Investor Relations